UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2026

Commission File Number: 001-35942

LightInTheBox Holding Co., Ltd.

4 Pandan Crescent #03-03

Singapore (128475)

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F ☐  Form 40-F

On May 25, 2026, Singapore time, LightInTheBox Holding Co., Ltd. (the “Company”), a global consumer lifestyle company, held its extraordinary general meeting of shareholders (the “EGM”).

The proposals identified herein were previously disclosed in the Company’s Notice of Extraordinary General Meeting, which was furnished with the U.S. Securities and Exchange Commission on Form 6-K on April 17, 2026.

Proposals 2, 3, 4, 6, 11 and 12 were passed at the EGM. Proposals 1, 5, 7, 8, 9 and 10 were not passed at the EGM.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIGHTINTHEBOX HOLDING CO., LTD.

By:	/s/ Jian He
Name:	Jian He
Title:	Chief Executive Officer

Date: May 26, 2026

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